Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces New Leadership Structure

Macau, Tuesday, November 8, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced that Ted Chan, Chief Operating Officer (“COO”) has resigned for personal reasons. Lawrence Ho said: “We thank Ted for his many contributions to the Company over the years, and we wish him all success in his future endeavors.”

Mr. Lawrence Ho, Chairman and Chief Executive Officer of the Company, confirmed that he will personally take on day-to-day operational leadership. Melco Crown Entertainment is not naming a replacement COO. The Company is using this opportunity to transform its leadership structure in a manner designed to streamline operations. Melco Crown Entertainment has been actively evaluating its operations to optimize financial performance with a focus on improving its marketing initiatives and creating a more efficient reporting structure.

Lawrence Ho said: “Melco Crown Entertainment’s recent performance has improved, but I believe we have many more near-term opportunities to drive growth and profitability. The new structure will allow for quicker decision making and reactions to a fast-changing market, which should make the company even more competitive in this challenging period of time,” Lawrence continued. “I am confident that with the continuous support and dedication from the executive team and all of our colleagues, Melco Crown Entertainment will attain an even higher level of operational efficiency while creating innovative solutions to fulfill the ever-growing demand for a world-class entertainment and gaming experience by our existing and new customers.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment is strongly supported by its single largest shareholder, Melco International Development Limited (“Melco”) and its other major shareholder, Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of Melco Crown Entertainment. Crown is a top-100 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is the Deputy Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiries, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com